QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(9)

        January 5, 2004

Dear Fellow Associate,

        As you know, on December 12, 2003, i-STAT entered into an agreement to be acquired by Abbott Laboratories ("Abbott") in a cash tender offer (the "Offer") at $15.35 per share. In order to accomplish the Offer, Abbott formed a subsidiary which is referred to in this letter and the enclosed materials as "the Purchaser."

        As a holder of i-STAT options, you are entitled to participate in the Offer and submit your options for purchase by the Purchaser as if they were shares. The net effect of the process described below and in the attached documents is that you will receive a cash payment shortly after the closing of the Offer in an amount determined by the number of options you have, the option price and the Offer price of $15.35 per share, less applicable taxes.

        All of your options will automatically and immediately vest upon the closing of the Offer.

        You should also know that all options not exercised the day immediately prior to the effective date of the merger of i-STAT into the Purchaser will be terminated and of no value. This means that you should submit all options as a part of this Offer, since any remaining time from the closing of the Offer to the closing of the merger may not be sufficient to allow you to exercise your options and sell your shares in the open market.

        YOU MUST COMPLETE AND SIGN THE OPTION ELECTION, AND GET THE ORIGINAL, SIGNED OPTION ELECTION INTO THE HANDS OF SALLY ARCHER IN EAST WINDSOR IMMEDIATELY BUT IN ANY EVENT NO LATER THAN JANUARY 23, 2004 OR RISK THE LOSS OF YOUR OPTIONS AND THEIR VALUE.

        The other enclosed materials are designed to aid you in your understanding of your rights and obligations in the Offer. WE URGE YOU TO READ ALL OF THE ENCLOSED MATERIALS CAREFULLY. The enclosed materials are in large part directed at holders of common or preferred stock of i-STAT, but are also applicable to you. For purposes of the Offer, you will be treated as a holder of Common Shares, subject to certain procedures that you must follow in order to be entitled to receive the Offer Price for the Common Shares underlying your options. The Offer is subject to the terms and conditions in the Purchaser's Offer to Purchase. The Offer to Purchase references a Letter of Transmittal that is not included in this packet of materials because you do not need it to participate in the Offer unless you hold Common Shares (stock certificates, not options) to tender. If you would like to review the Letter of Transmittal, copies are available by calling Sally Archer in East Windsor at (800) 827-7828, extension 215.

        In addition to the important Option Election Form, there are several other documents enclosed in this package for you to review:

  1.
  A copy of the Purchaser's Offer to Purchase, dated December 29, 2003

  2.
  A copy of the Schedule 14D-9 filed by i-STAT with the Securities and Exchange Commission on December 29, 2003. The Schedule 14D-9 describes the reasons the Board of Directors' recommended the Offer to its shareholders and contains other important information relating to the Offer.

  3.
  A list of frequently asked questions that may provide immediate answers to some of your questions.

        I encourage you to complete the enclosed Option Election Form to tender your option shares to be certain you receive value for your options.

        If you have any further questions, please do not hesitate to contact Sally Archer in East Windsor at Extension 215. Do not be shy about asking questions or understanding these materials.

        Thank you for the contributions you have made to the success of i-STAT over the years.

Sincerely

/s/ Bill

William P. Moffitt
President and Chief Executive Officer

QuickLinks

  Exhibit (a)(9)